UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On October 5, 2022, 4D pharma plc (the “Company,” “4D,” “4D pharma,” “we,” “us” or “our”) issued a press release entitled “4D pharma Announces Two Presentations at The Society for Immunotherapy of Cancer Annual Meeting (SITC 2022)” regarding 4D pharma’s two poster presentations at the Society for Immunotherapy of Cancer’s 37th Annual Meeting, held from November 8 to 12, 2022.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein. This press release is incorporated by reference into the registration statements on Form F-3 (File No. 333-263372 and File No. 333-264419) of 4D pharma plc, filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this press release is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated October 5, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: October 7, 2022	/s/ James Clark
James Clark
Administrator